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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                             -----------------

                               SCHEDULE 14D-9
                               (Rule 14d-101)


        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 1)
                             -----------------

                       OFFICIAL PAYMENTS CORPORATION
                         (Name of Subject Company)

                       OFFICIAL PAYMENTS CORPORATION
                    (Name of Person(s) Filing Statement)
                             -----------------

                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)
                             -----------------

                                676235 10 4
                   (CUSIP Number of Class of Securities)
                             -----------------

                             Mitchell H. Gordon
                   Senior Vice President, General Counsel
                       Official Payments Corporation
                           Three Landmark Square
                          Stamford, CT 06901-2501
                               (203) 356-4200
               (Name, address and telephone number of person
              authorized to receive notice and communications
               on behalf of the person(s) filing statement).
                             -----------------
                              With a copy to:

                           Eric J. Friedman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, NY 10036-6522
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000
   _
  |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         Official Payments Corporation, a Delaware corporation (the
"Company") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission (the "SEC") on June 11, 2002 (the "Schedule 14D-9"), with respect to the tender offer (the "Offer") by Kingfish Acquisition Corporation, a Delaware corporation ("Purchaser") and wholly owned subsidiary of Tier Technologies, Inc., a Delaware corporation ("Parent'), to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company ("Common Stock") at a price of $3.00 per share, net to the selling stockholders in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 2002 and the related Letter of Transmittal. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

Item 2.  Identity and Background of Filing Person.

         Item 2 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the third paragraph under the section captioned "Tender Offer" and replacing it with the following text:

         "The information contained in this Schedule 14D-9 or incorporated herein by reference concerning Purchaser and Parent and their respective officers, directors, representatives or affiliates, or actions or events with respect to them, has been furnished to the Company by Purchaser and Parent. The Company is relying on Purchaser and Parent to furnish accurate and complete information for inclusion in the Schedule 14D-9 and the Company has not independently verified the accuracy or completeness of such information."

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

         Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end of the section captioned "The Merger Agreement-Additional Arrangements Regarding Executive Officers of the Company":

         "Pursuant to the terms of their respective employment agreements and severance agreements, each of Mr. Evans, Edward J. DiMaria (Chief Financial Officer), and Mitchell H. Gordon (Senior Vice President, General Counsel) will be entitled to receive his current base salary and benefits for one year following the termination of his employment with the Company upon consummation of the Merger. Under their respective employment agreements, each of Messrs. Evans and Presto have already become entitled to terminate his employment for "good reason" due to the change of control in the Company as a result of the merger of Imperial Bancorp (the then parent holding company of the Company's majority stockholder) with and into a wholly owned subsidiary of Comerica Incorporated in January 2001. Consummation of the Offer constitutes a similar change of control event (resulting in the respective officer's right to terminate employment for "good reason") under the respective agreements for each of the four executive officers. The aggregate value of such change of control/severance payments is approximately $1,055,000, with the following payments to each individual: Mr. Evans: $363,000; Mr.
         Presto: $253,000; Edward J. DiMaria (Chief Financial Officer):
         $233,000; and Mitchell H. Gordon (Senior Vice President, General Counsel): $206,000.

         In addition, under the terms of Mr. Evans' employment agreement, Comerica Bank-California (as successor to Imperial Bank) has guaranteed that the "value"-as defined in the agreement-of Mr. Evans' vested options will be $10,000,000 on or before August 26, 2002, and Comerica Bank-California will pay Mr. Evans an amount equal to the difference between $10,000,000 and the highest value of the vested options calculated on certain specified dates during such three year period. This guarantee is solely the obligation of Comerica Bank-California and is not an obligation of the Company and the guarantee payment is not contingent upon consummation of the Offer or the Merger."

         Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text after the second sentence of the second paragraph of the section captioned "The Merger Agreement-Treatment of Stock Options":

         "In accordance with the formula described in the preceding paragraph, the aggregate value to be received by the directors and executive officers of the Company as a group as a result of the cancellation of their Company Stock Options is $3,457,722."

         Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end of the section captioned "Stockholders Agreement":

         "Comerica Bank, a wholly owned subsidiary of Comerica, is one of the merchant banks the Company uses to process credit card transactions and perform traditional merchant credit card settlement services. The Company has an agreement (the "Comerica Processing Agreement") with Comerica Bank in which the Company agrees to use its best efforts to use Comerica Bank as its provider of credit card settlement services. Under the Comerica Processing Agreement (which was automatically renewed as of April 17, 2002 in accordance with its terms for an additional term through July 16, 2003), Comerica Bank is paid from the Company's sales revenues customary merchant discount fees usually charged for similar processing services, on a product by product basis as negotiated between the Company and Comerica Bank. During 2001, the Company paid Comerica Bank approximately $8.2 million for performing these processing and settlement services, which represents 33% of the total merchant discount fees paid by the Company in 2001. The Company expects to continue utilizing the credit card processing services of Comerica Bank following consummation of the Merger in accordance with the Company's past practice and the terms of the Comerica Processing Agreement."

Item 4.  The Solicitation or Recommendation

         Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the fourth paragraph under the section captioned "Background" and replacing it with the following text:

         "From November 2001 through April 2002, the Company's management and/or CIBC World Markets contacted nineteen third parties potentially interested in pursuing an acquisition of the Company and provided information and/or made presentations to eighteen of such parties."

         Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the last two sentences of the first paragraph under the section captioned "Reasons for the Board's Recommendation; Factors Considered-Financial Condition and Prospects of the Company" and replacing it with the following text:

         "The Company Board discussed the Company's historical losses, decreasing cash position and strategic plan for achieving profitability through increasing revenues and continuing to achieve operating cost savings and efficiencies. The Board recognized that the Company's prospects for revenue growth would likely be driven primarily through increased consumer utilization of the Company's services and an increase in the number of payment services for existing and new government clients. The Company Board also took note of the recent economic downturn and its negative impact on the level of federal income taxes owed by individuals in the April 2002 tax season, resulting in reduced revenue to the Company because it processed a lower volume of federal tax payments and federal tax dollars. The Company Board compared the value of the Offer Price to stockholders with the prospects for the Company remaining independent and achieving profitability in the foreseeable future in light of certain significant attendant risks, including the need for the Company to expend significant amounts of the Company's cash to continue operating in the future (estimated to be at least $10 million per year), the substantial revenue growth required to achieve profitability within the foreseeable future, the increasingly competitive environment in which the Company operates, the Company's limited ability on a standalone basis to obtain significant further decreases in the merchant discount rates charged by the credit card companies (which is the Company's largest cost of revenue), and the Company's difficulty in completing strategic acquisitions (which could contribute to revenue expansion opportunities and/or the attainment of operational efficiencies) because of its limited cash position and low stock price."

         Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end of the section captioned "Reasons for the Board's Recommendation; Factors Considered-Historical Stock Price Performance":

         "While the Company Board recognized that the shares of Common Stock traded in a range of $1.50 to $6.00 in the 52 weeks prior to the announcement of the Offer, the Company Board believed that a return to a market price in excess of the Offer Price was not foreseeable in the near future based upon the Company's recent operational trends and results, the prospects for achieving profitability, the inability of the Company to attract a strategic investor and the lack of liquidity in the Common Stock."

         Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in their entirety the second, third and fourth sentences of the section captioned "Reasons for the Board's Recommendation; Factors Considered-CIBC World Markets Presentation" and replacing them with the following text:

         "Opinion of CIBC World Markets

         The Company requested CIBC World Markets to evaluate the fairness, from a financial point of view, to the holders of the Common Stock of the consideration to be received in the Offer and the Merger. On May 30, 2002, at a meeting of the Company Board held to evaluate the Offer and the Merger, CIBC World Markets rendered to the Company Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated May 30, 2002, to the effect that, as of that date and based on and subject to the matters described in the opinion, the consideration to be received by the holders of Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders.

         The full text of CIBC World Markets' written opinion dated May 30, 2002, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference. CIBC World Markets' opinion is addressed to the Company Board and relates only to the fairness, from a financial point of view, of the consideration to be paid in the Offer and the Merger. The opinion does not address any other aspect of the Offer or the Merger or any related transaction, and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Common Stock in the Offer or how such stockholder should vote on the Merger or any related transaction. The summary of CIBC World Markets' opinion described below is qualified in its entirety by reference to the full text of its opinion. Holders of Common Stock are urged to read the opinion carefully in its entirety.

         In arriving at its opinion, CIBC World Markets:

         - reviewed the Merger Agreement and related documents, including the Stockholders Agreement;

         - reviewed audited financial statements of the Company for the fiscal years ended December 31, 2000 and December 31, 2001;

         - reviewed unaudited financial statements of the Company for the fiscal quarter ended March 31, 2002;

         - reviewed financial projections of the Company prepared by the Company's management;

         - reviewed historical market prices and trading volume for the Common Stock;

         - held discussions with the Company's senior management with respect to the business and prospects for future growth of the Company;

         -  reviewed public information concerning the Company; and

         - performed such other analyses, reviewed such other information and considered such other factors as CIBC World Markets deemed appropriate.

         In rendering its opinion, CIBC World Markets relied on and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with it by the Company and its employees, representatives and affiliates. With respect to forecasts of the Company's future financial condition and operating results and the liquidation analysis provided to or discussed with CIBC World Markets, CIBC World Markets assumed, without independent verification or investigation, that the forecasts and analysis were reasonably prepared on bases reflecting the best available information, estimates and judgments of the Company's management.

         CIBC World Markets did not make or obtain any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of the Company. CIBC World Markets expressed no opinion as to the Company's underlying valuation, future performance or long-term viability, or the price at which the Common Stock would trade after announcement of the transaction. CIBC World Markets' opinion does not constitute a recommendation of the Offer and the Merger over any other alternative transaction available to the Company. CIBC World Markets' opinion was necessarily based on the information available to CIBC World Markets and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by CIBC World Markets as of the date of its opinion. Although subsequent developments may affect its opinion, CIBC World Markets does not have any obligation to update, revise or reaffirm its opinion. The Company imposed no other instructions or limitations on CIBC World Markets with respect to the investigations made or the procedures followed by it in rendering its opinion.

         This summary is not a complete description of CIBC World Markets' opinion to the Company Board or the financial analyses performed and factors considered by CIBC World Markets in connection with its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. CIBC World Markets believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying CIBC World Markets' analyses and opinion.

         In performing its analyses, CIBC World Markets considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the Company's control. No company, transaction or business used in the analyses as a comparison is identical to the Company or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

         The estimates contained in CIBC World Markets' analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, CIBC World Markets' analyses and estimates are inherently subject to substantial uncertainty.

         The type and amount of consideration payable in the Offer and the Merger was determined through negotiation between the Company and the Purchaser and the decision to enter into the Merger Agreement was solely that of the Company Board. CIBC World Markets' opinion and financial analyses were only one of many factors considered by the Company Board in its evaluation of the Merger Agreement and the transactions contemplated thereby and should not be viewed as determinative of the views of the Company Board or management with respect to the Merger Agreement and the transactions contemplated thereby.

         Discounted Cash Flow Analysis. CIBC World Markets performed a discounted cash flow analysis of the Company to calculate the estimated present value of the unlevered, after-tax free cash flows that the Company could generate for calendar years 2002 through 2006, based on internal estimates of the Company's management. CIBC World Markets calculated a range of estimated terminal values by applying EBITDA terminal value multiples ranging from 10.0x to 20.0x to the Company's projected calendar year 2006 EBITDA. The present value of the cash flows and terminal values were calculated using discount rates ranging from 35% to 55%. This analysis indicated the following approximate per share equity reference range for the outstanding shares of Common Stock, as compared to the value of the consideration in the Offer and the
         Merger:


          Per Share Equity Reference
            Range for the Company                  Value of Consideration
      -----------------------------------      -------------------------------
           $2.47 to $3.96 per share                   $3.00 per share

         Premiums Paid Analysis. CIBC World Markets performed an analysis of announced 100% cash transactions for the period from January 1, 2001 to May 28, 2002, with transaction values ranging from $50 million to $250 million. Premiums paid were measured in relation to the share price of the target as of one day, one week and four weeks prior to the announcement of the transaction. CIBC World Markets applied average premiums of 11.5% to 52.9% to the average of the Common Stock prices one day, one week and four weeks prior to announcement. This analysis indicated the following approximate per share equity reference range for the outstanding shares of Common Stock, as compared to the value of the consideration in the Offer and the Merger:

            Per Share Equity Reference
               Range for the Company                Value of Consideration
      -------------------------------------      -----------------------------
             $2.52 to $3.46 per share                  $3.00 per share

         Liquidation Analysis. CIBC World Markets performed a liquidation analysis of the Company's assets to calculate the potential range of net proceeds available for distribution upon an orderly liquidation of the Company, based on internal estimates of the Company's management as to the potential market value of the Company's assets, the amount of the Company's current liabilities and the potential amount of expenses associated with a liquidation. The potential range of net proceeds that would be available for distribution from an orderly liquidation of the Company was derived by applying a range of assumed liquidation percentages to the Company's estimated net asset value as of March 31, 2002. This analysis resulted in an implied equity reference range for the Common Stock of approximately $1.37 to $1.49 per share.

         Other Factors. In rendering its opinion, CIBC World Markets also reviewed and considered other factors, including:

         Historical trading prices of the Common Stock ranging from a low of $1.50 to a high of $6.00 per share for the 52-week period ended May 29, 2002.

         For purposes of rendering its opinion, CIBC World Markets reviewed the publicly available data on comparable companies and transactions focusing specifically on companies in the transaction processing sector. However, because the Company had not historically generated positive cash flow or earnings, which in CIBC World Market's judgment are the primary metrics used by the market to value companies of this type, CIBC World Markets concluded that comparable company or precedent transaction analyses would not provide relevant benchmarks for evaluating the fairness of the consideration to be paid in the Offer and the Merger.

         Miscellaneous. The Company selected CIBC World Markets based on CIBC World Markets' reputation and expertise. CIBC World Markets is an internationally recognized investment banking firm and, as a customary part of its investment banking business, is regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade securities of the Company, Parent and their affiliates for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in those securities."

         Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the second sentence of the first paragraph under the section captioned "Reasons for the Board's Recommendation; Factors Considered-Other Potential Transactions" and replacing it with the following text:

         "The Company Board noted that those discussions had resulted in preliminary proposals to acquire the Company for cash from three other parties, each of which represented lower aggregate consideration to the Company's stockholders compared to the aggregate consideration to be paid by Parent and Purchaser in the Offer and the Merger and two of which proposals contained significant additional conditions to consummation compared to the Offer and the Merger, thereby increasing the risk and difficulty in completing the proposed transaction."

Item 8.  Additional Information

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text:

         "Stockholder Litigation

         A purported class action complaint was filed in the Court of Chancery of the State of Delaware (the "Complaint") on June 19, 2002, captioned as Roti v. Official Payments Corporation, et al., Del. Ch., C.A. No. 19707. The Complaint, which challenges the proposed acquisition of the Company by Purchaser, names as defendants the Company, individual members of the Company's board of directors, Purchaser and Parent.

         Specifically, the Complaint alleged, among other things, that (i) the individual defendants breached their fiduciary duty of disclosure by omitting to disclose certain allegedly material information in publicly filed documents and (ii) Parent and Purchaser violated Section 203 of the Delaware General Corporations Law by purportedly failing to obtain the approval of the Company's board of directors before becoming an "interested stockholder" (as that term is defined under Section 203) in the Company. Plaintiff sought, among other things, (1) certification of this action as a class action, plaintiff as the class representative and her attorneys as class counsel; (2) injunctive relief; (3) rescissory and/or monetary damages; and (4) such other and further relief as the Court may deem just and proper.

         On June 26, 2002, the parties to the Complaint entered into a Memorandum of Understanding with respect to a proposed settlement of the purported stockholder class action stockholder. The Memorandum of Understanding provides for certain additional disclosure set forth in this Amendment No. 1 to the Schedule 14D-9 and for full releases of the defendants and certain related or affiliated persons and extinguishes all claims that have been, could have been or could be asserted by or on behalf of any member of the class against the defendants and/or any related or affiliated persons which in any manner relate to the allegations, facts or other matters raised in the lawsuits or which otherwise relate to the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The Memorandum of Understanding provides for the payment of up to $175,000 of fees and expenses for the plaintiff's counsel upon final approval of the settlement of the actions. The final settlement of the Complaint, including the amount of attorneys' fees to be paid, is subject to court approval and there can be no assurance that such approval will be obtained.

         The defendants to the lawsuits have denied that they have engaged in any wrongdoing whatsoever, and have agreed to the Memorandum of Understanding to eliminate the burden and expense of further litigation and to permit the Offer and Merger to proceed as scheduled.

         The foregoing summary of the Complaint is qualified in its entirety by reference to the Complaint, a copy of which is filed as Exhibit (a)(6) hereto and is incorporated herein by reference. The forgoing summary of the Memorandum of Understanding is qualified in its entirety by reference to the Memorandum of Understanding, a copy of which has been filed as Exhibit (a)(7) hereto and is incorporated herein by reference.

         Selected Financial Information

         The information below sets forth selected historical financial data relating to the Company. The results of operations for interim periods are not necessarily indicative of the results for a full year. The selected financial data set forth below for each of the years in the five-year period ended December 31, 2001 have been derived from audited financial statements and should be read in conjunction with the financial statements, the notes to such financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.


                                                   Quarters Ended
                                                      March 31,                  Years Ended December 31,
                                                 ------------------   -------------------------------------------------
                                                   2002      2001       2001       2000      1999      1998      1997
                                                 --------  --------   --------   --------  --------   -------   -------
                                                              (In thousands, except per share data)

STATEMENT OF OPERATIONS DATA:
Net revenues.................................... $  4,346  $  3,502  $ 31,445   $ 26,084  $  8,841   $ 2,369    $1,202

Cost and Expenses:
     Cost of revenues...........................    3,128     2,805    26,364     20,907     6,345     1,028       669
     Sales and marketing........................    1,039     2,380     6,568      9,212     1,301       356       330
     Development costs..........................      876     1,039     4,344      2,953     1,032       608       206
     General and administrative.................    1,557     2,105     8,811     10,042     2,692       590       463
     Depreciation expenses......................      927       454     3,368      1,716       288        57        30
     Restructuring and asset abandonment........       --        --     6,045         --        --        --        --
     Amortization of deferred stock-based
         compensation...........................       --    19,803    19,803     15,728     7,940        --        --
                                                 --------  --------   -------   --------  --------  --------   -------
          Total operating expenses..............    7,527    28,586    75,303     60,558    19,598     2,639     1,698
                                                 --------  --------   -------   --------  --------  --------   -------
Loss from operations............................   (3,181)  (25,084)  (43,858)   (34,474)  (10,757)     (270)     (496)
Other income (expense), net.....................      221       949     2,537      4,436       357       (55)       (6)
                                                 --------  --------  --------   --------  --------  --------   -------
Net loss........................................ $ (2,960) $(24,135) $(41,321) $ (30,038) $(10,400)  $  (325)  $  (502)
                                                 ========  ========  ========  =========  ========  ========   =======

Basic and diluted net loss per share............ $  (0.13) $  (1.10) $ (1.88)  $   (1.40) $  (0.66)  $ (0.02)  $ (0.03)
                                                 ========  ========  =======   =========  ========  ========   =======

Weighted-average shares used in computing basic
and diluted net loss per share..................    22,027    21,846   21,948      21,421    15,677    15,000    15,000
                                                 =========  ========= =======   =========  ========  ========   =======


BALANCE SHEET DATA:
     Cash and short-term investments............   $ 45,311 $ 66,348 $ 49,130 $  65,898 $  80,825  $    631    $  182
     Working capital (deficit)..................     40,938   56,874   42,842    61,502    80,150       392      (221)
     Total assets...............................     57,986   76,636   59,847    76,263    84,300     1,747       764
     Total debt including current portion.......        584    1,058      708     1,184       597       810       389
     Stockholders' equity (deficit).............     44,956   64,763   47,594    68,453    81,561       184       (91)

The selected financial data of the Company set forth above as of and for the three-month periods ended March 31, 2021 and 2001, respectively, have been derived from unaudited financial statements and should be read in conjunction with the financial statements, the notes to such financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's Quarterly Report on Form 10-Q for the three-month period ended March 31, 2002."

Item 9.  Exhibits.

Exhibit
No.                          Description

(a)(4) Opinion of CIBC World Markets Corp., dated May 30, 2002 (included as Annex A to this Amendment No. 1 to the
                  Schedule 14D-9 and previously filed as an exhibit and included as Annex A to the Schedule 14D-9 dated June 11,
                  2002).

(a)(6) Complaint of Annette Roti, on behalf of herself and all others similarly situated, against the Company, Andrew Cohan, Thomas R. Evans, John R. Haggerty, John D. Lewis, Lee E. Mikles, Bruce S. Nelson, Parent and Purchaser, filed in the Court of Chancery of the State of Delaware on June 19, 2002.

(a)(7) Memorandum of Understanding, dated June 26, 2002, between the class action plaintiff and the named defendants.


Information Statement Pursuant to Section 14F

         The fifth paragraph of the "INFORMATION STATEMENT PURSUANT TO
SECTION 14F OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER" set forth in Annex B to the Schedule 14D-9 is amended and supplemented by deleting it in its entirety and replacing it with the following text:

         "The information contained in this Information Statement concerning Purchaser and Parent and their respective officers, directors, representatives or affiliates has been furnished to the Company by Purchaser and Parent. The Company is relying on Purchaser and Parent to furnish accurate and complete information for inclusion in the Information Statement and has not independently verified the accuracy or completeness of such information."

         The first paragraph of the section captioned "Certain Relationships and Related Transactions" in the "INFORMATION STATEMENT PURSUANT TO SECTION 14F OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER" set forth in Annex B to the Schedule 14D-9 is amended and supplemented by adding the following text at the end of such paragraph:

         "The Company expects to continue utilizing the credit card processing services of Comerica Bank following consummation of the Merger in accordance with the Company's past practice and the terms of the aforementioned agreement with Comerica (which was automatically renewed as of April 17, 2002 in accordance with its terms for an additional term through July 16, 2003)."


                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        By: /s/ Thomas R. Evans
                                            ---------------------
                                            Name:  Thomas R. Evans
                                            Title: Chairman and Chief Executive
                                                   Officer

Dated: June 26, 2002




[LOGO OF CIBC WORLD MARKETS]                       ANNEX A

                                                   CIBC World Markets Corp.
                                                   425 Lexington Avenue
                                                   New York, NY 10017
                                                   Tel: 212-856-4000

May 30, 2002

Personal and Confidential

The Board of Directors
Official Payments Corporation
3 Landmark Square
Stamford, CT  06901

Members of the Board:

You have asked CIBC World Markets Corp. ("CIBC World Markets") to render a written opinion ("Opinion") to the Board of Directors as to the fairness, from a financial point of view, to the holders of the common stock of Official Payments Corporation ("OPAY" or the "Company") of the consideration to be received pursuant to the Agreement and Plan of Merger, dated as of May 30, 2002 (the "Merger Agreement"), by and among Tier Technologies, Inc. ("Tier"), Kingfish Acquisition Corporation, a wholly owned subsidiary of Tier ("Sub"), and OPAY. The Merger Agreement provides for, among other things, (i) the commencement by Sub of a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of OPAY (the "OPAY Common Stock", and such tender offer, the "Tender Offer") at a purchase price of $3.00 per share, net to the seller in cash (the "Cash Consideration") and (ii) subsequent to the Tender Offer, the merger of Sub with and into OPAY (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of OPAY Common Stock not previously tendered will be converted into the right to receive the Cash Consideration.

In arriving at our Opinion, we:

         (a) reviewed the draft Merger Agreement dated May 30, 2002 and certain related documents, including the stockholders' agreement referred to therein;

         (b) reviewed OPAY's audited financial statements for the fiscal years ended December 31, 1999, December 31, 2000 and December 31, 2001;

         (c) reviewed OPAY's unaudited financial statements for the fiscal quarter ended March 31, 2002;

         (d) reviewed financial projections of OPAY prepared by the management of OPAY;

         (e) reviewed the historical market prices and trading volume for OPAY Common Stock;

         (f) held discussions with the senior management of OPAY with respect to the business and prospects for future growth of OPAY;

         (g)   reviewed public information concerning OPAY; and

         (h) performed such other analyses, reviewed such other information and considered such other factors as we deemed appropriate.

In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by OPAY and its employees, representatives and affiliates. With respect to forecasts of the future financial condition and operating results of OPAY and the liquidation analysis provided to or discussed with us, we assumed, without independent verification or investigation, that such forecasts and analysis were reasonably prepared on bases reflecting the best available information, estimates and judgments of the management of OPAY. At the direction of representatives of OPAY, we also assumed that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We have neither made nor obtained any independent evaluations or appraisals of the assets or the liabilities (contingent or otherwise) of OPAY. The Opinion rendered herein does not constitute a recommendation of the Transaction over any other alternative transaction which may be available to the Company. We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of OPAY, or the price at which OPAY Common Stock will trade subsequent to announcement of the Transaction. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

We have acted as financial advisor to OPAY in connection with the Transaction and to the Board of Directors of OPAY in rendering this Opinion and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction. We have in the past provided financial services to OPAY unrelated to the proposed Transaction, for which services we have received compensation. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade securities of OPAY, Tier and their affiliates for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration to be received by the holders of OPAY Common Stock in the Transaction is fair from a financial point of view to such holders. This Opinion is for the use of the Board of Directors of OPAY, and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of OPAY Common Stock in the Tender Offer or how such stockholder should vote on any matters relating to the proposed Transaction. Neither this Opinion nor the services provided by CIBC World Markets in connection herewith may be publicly disclosed or referred to in any manner by OPAY without the prior written approval by CIBC World Markets. CIBC World Markets consents to the inclusion of this Opinion in its entirety and any reference to this opinion in any prospectus, proxy statement or solicitation/recommendation statement, as the case may be required to be distributed to the Company's shareholders in connection with the Transaction.


Very truly yours,


CIBC World Markets Corp.



                               EXHIBIT INDEX

Exhibit No.                        Description

(a)(4) Opinion of CIBC World Markets Corp., dated May 30, 2002 (included as Annex A to this Amendment No. 1 to the
                  Schedule 14D-9 and previously filed as an exhibit and included as Annex A to the Schedule 14D-9 dated June 11,
                  2002).

(a)(6) Complaint of Annette Roti, on behalf of herself and all others similarly situated, against the Company, Andrew Cohan, Thomas R. Evans, John R. Haggerty, John D. Lewis, Lee E. Mikles, Bruce S. Nelson, Parent and Purchaser, filed in the Court of Chancery of the State of Delaware on June 19, 2002.

(a)(7) Memorandum of Understanding, dated June 26, 2002, between the class action plaintiff and the defendants.